UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the First Quarter of Fiscal 2020 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	July 31, 2020

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		August 14, 2020	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2020 (for the three months ended June 30, 2020)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2020	835,835	(15.4)	175,421	(20.2)	122,375	(24.6)
1Q F2019	988,825	3.2	219,849	5.1	162,438	0.8

Note:	Comprehensive Income: 1Q F2020: ¥192,626 million, 104.2%; 1Q F2019: ¥94,321 million, (45.0) %

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2020	4.82	4.82
1Q F2019	6.40	6.40

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2020	220,609,837	8,727,255	3.9
Fiscal 2019	214,659,077	8,663,847	3.9

Reference:	Own Capital: As of June 30, 2020: ¥8,621,615 million; As of March 31, 2020: ¥8,553,971 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2019	—	3.75	—	3.75	7.50
Fiscal 2020	—
Fiscal 2020 (estimate)		3.75	—	3.75	7.50

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No
2.	The impact from the share consolidation scheduled on October 1, 2020 is not reflected to the estimate of Cash Dividends per Share of Common Stock for the end of fiscal 2020. If the share consolidation is taken into account, it would be
¥37.50. Please refer to “Notes” below for details.

3. Consolidated Earnings Estimates for Fiscal 2020 (for the fiscal year ending March 31, 2021)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2020 H1	—	—	—
Fiscal 2020	320,000	(28.6)	12.61

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2020: No
2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares during 1Q and the number of outstanding shares as of June 30, 2020 (which is used as a proxy for the average number of outstanding shares during 2Q-4Q). The impact from the share consolidation scheduled on October 1, 2020 is not reflected to the Consolidated Earnings Estimates for Net Income per Share of
Common Stock for Fiscal 2020 (for the fiscal year ending March 31, 2021). If the share consolidation is taken into account, it would be ¥126.12. Please refer to “Notes” below for details.

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i Changes in accounting policies due to revisions of accounting standards: Yes

ii Changes in accounting policies other than i above: No

iii Changes in accounting estimates: No

iv Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

i Period-end issued shares (including treasury stock):	As of June 30, 2020	25,392,498,945 shares	As of March 31, 2020	25,392,498,945 shares
ii Period-end treasury stock:	As of June 30, 2020	31,202,189 shares	As of March 31, 2020	32,106,811 shares
iii Average outstanding shares (first quarter):	1Q Fiscal 2020	25,360,835,284 shares	1Q Fiscal 2019	25,360,510,272 shares

This immediate release is outside the scope of quarterly review by certified public accountants or audit firms.

The share consolidation is scheduled on October 1, 2020, based on the approval of MHFG’s 18th Ordinary General Meeting of Shareholders held on June 25, 2020.

Estimates for cash dividends and consolidated earnings for the fiscal year ending March 31, 2021, taking the share consolidation into account, are as follows.

(1) Estimate for cash dividends for the fiscal year ending March 31, 2021

Cash dividends per share of common stock	Second quarter-end	¥3.75
	Fiscal year-end	¥37.50

(2) Consolidated earnings estimate for the fiscal year ending March 31, 2021

Net income per share of common stock (Consolidated)	¥126.12

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets;impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan, realize the synergy effects of “One Mizuho, ” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U. S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements and Others	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2020

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

Changes in Accounting Policies

(Accounting Standard for Fair Value Measurement and Others)

MHFG has applied “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30, July 4, 2019) and others from the beginning of the first quarter ended June 30, 2020.

In accordance with Article 8 of “Accounting Standard for Fair Value Measurement”, the fair value adjustment method used to determine the fair value of derivatives is revised to maximize the use of relevant observable inputs estimated from derivatives and others traded in the market.

In accordance with Article 20 of “Accounting Standard for Fair Value Measurement”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2020.

As a result, Retained Earnings decreased by ¥32,639 million, Trading Assets decreased by ¥50,380 million, Derivatives other than for Trading Assets decreased by ¥6,379 million, Trading Liabilities decreased by ¥6,529 million, Derivatives other than for Trading Liabilities decreased by ¥3,184 million, Deferred Tax Assets increased by ¥14,405 million, and Net Assets per Share decreased by ¥1.28 as of April 1, 2020.

And in accordance with the transitional treatment set forth in Article 19 of “Accounting Standard for Fair Value Measurement” and Article 44-2 of “Accounting Standard for Financial Instruments” (ASBJ Statement No.10, July 4, 2019), MHFG has applied a new accounting policy prescribed by “Accounting Standard for Fair Value Measurement” and others from the end of the first quarter.

As a result, in principle, while fair value of Japanese stocks was previously determined based on the average quoted market price over the month preceding the quarterly consolidated balance sheet date, from the end of the first quarter, fair value of Japanese stocks is determined based on the quoted market price as of the quarterly consolidated balance sheet date.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2020	As of June 30, 2020
Assets
Cash and Due from Banks	¥41,069,745	¥39,575,631
Call Loans and Bills Purchased	584,686	557,396
Receivables under Resale Agreements	18,581,488	16,405,794
Guarantee Deposits Paid under Securities Borrowing Transactions	2,243,161	2,115,294
Other Debt Purchased	2,688,273	2,845,881
Trading Assets	13,248,734	14,888,607
Money Held in Trust	411,847	431,633
Securities	34,907,234	39,354,461
Loans and Bills Discounted	83,468,185	88,824,317
Foreign Exchange Assets	2,044,415	1,839,879
Derivatives other than for Trading Assets	1,944,060	1,390,369
Other Assets	5,206,121	4,222,697
Tangible Fixed Assets	1,103,622	1,099,406
Intangible Fixed Assets	636,139	626,563
Net Defined Benefit Asset	846,782	853,330
Deferred Tax Assets	32,493	24,751
Customers’ Liabilities for Acceptances and Guarantees	6,066,527	6,011,025
Reserves for Possible Losses on Loans	(424,446)	(457,206)

Total Assets	¥214,659,077	¥220,609,837

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2020	As of June 30, 2020
Liabilities
Deposits	¥131,189,673	¥136,697,880
Negotiable Certificates of Deposit	13,282,561	13,558,843
Call Money and Bills Sold	2,263,076	1,963,757
Payables under Repurchase Agreements	17,971,098	18,045,730
Guarantee Deposits Received under Securities Lending Transactions	1,108,255	1,210,080
Commercial Paper	411,089	574,286
Trading Liabilities	9,604,890	9,286,120
Borrowed Money	5,209,947	7,643,540
Foreign Exchange Liabilities	509,405	460,435
Short-term Bonds	373,658	338,580
Bonds and Notes	8,906,432	8,923,840
Due to Trust Accounts	1,055,510	1,117,643
Derivatives other than for Trading Liabilities	1,619,151	1,271,638
Other Liabilities	6,111,195	4,494,786
Reserve for Bonus Payments	75,175	19,127
Reserve for Variable Compensation	2,559	3,350
Net Defined Benefit Liability	62,113	61,451
Reserve for Director and Corporate Auditor Retirement Benefits	944	623
Reserve for Possible Losses on Sales of Loans	637	231
Reserve for Contingencies	6,443	4,901
Reserve for Reimbursement of Deposits	27,851	26,387
Reserve for Reimbursement of Debentures	18,672	18,140
Reserves under Special Laws	2,509	2,506
Deferred Tax Liabilities	53,150	85,119
Deferred Tax Liabilities for Revaluation Reserve for Land	62,695	62,555
Acceptances and Guarantees	6,066,527	6,011,025

Total Liabilities	¥205,995,229	¥211,882,582

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,136,467	1,136,467
Retained Earnings	4,174,190	4,167,459
Treasury Stock	(6,414)	(6,072)

Total Shareholders’ Equity	7,561,010	7,554,621

Net Unrealized Gains (Losses) on Other Securities	823,085	956,353
Deferred Gains or Losses on Hedges	72,081	62,704
Revaluation Reserve for Land	136,655	137,834
Foreign Currency Translation Adjustments	(133,178)	(179,847)
Remeasurements of Defined Benefit Plans	94,317	89,949

Total Accumulated Other Comprehensive Income	992,960	1,066,993

Stock Acquisition Rights	213	134
Non-controlling Interests	109,662	105,505

Total Net Assets	8,663,847	8,727,255

Total Liabilities and Net Assets	¥214,659,077	¥220,609,837

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Ordinary Income	¥988,825	¥835,835
Interest Income	528,821	366,276
Interest on Loans and Bills Discounted	327,955	262,715
Interest and Dividends on Securities	58,672	59,632
Fiduciary Income	14,017	13,333
Fee and Commission Income	176,539	196,531
Trading Income	90,449	139,198
Other Operating Income	122,732	87,768
Other Ordinary Income	56,266	32,726
Ordinary Expenses	768,975	660,414
Interest Expenses	348,850	151,175
Interest on Deposits	135,667	55,515
Fee and Commission Expenses	42,064	39,728
Trading Expenses	221	1,390
Other Operating Expenses	19,687	41,257
General and Administrative Expenses	328,430	340,468
Other Ordinary Expenses	29,722	86,394

Ordinary Profits	219,849	175,421

Extraordinary Gains	910	2,834
Extraordinary Losses	3,384	2,164

Income before Income Taxes	217,375	176,092

Income Taxes:
Current	54,908	48,588
Deferred	(3,635)	4,955

Total Income Taxes	51,273	53,544

Profit	166,102	122,547

Profit Attributable to Non-controlling Interests	3,663	172

Profit Attributable to Owners of Parent	¥162,438	¥122,375

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Profit	¥166,102	¥122,547
Other Comprehensive Income	(71,780)	70,078
Net Unrealized Gains (Losses) on Other Securities	(106,210)	131,007
Deferred Gains or Losses on Hedges	56,455	(9,414)
Foreign Currency Translation Adjustments	(11,401)	(45,327)
Remeasurements of Defined Benefit Plans	(10,478)	(4,376)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(145)	(1,811)

Comprehensive Income	94,321	192,626

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	90,082	195,229
Comprehensive Income Attributable to Non-controlling Interests	4,239	(2,602)

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2020

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2020	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2- 6

5. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)	CON	NON	2- 7

6. Status of Deposits and Loans	NON		2- 9

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 11
Comparison of Non-Consolidated Statements of Income (selected items)	2- 12
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 13
Comparison of Non-Consolidated Statements of Income (selected items)	2- 14
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 15
Comparison of Non-Consolidated Statements of Income (selected items)	2- 16

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan, realize the synergy effects of “One Mizuho,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2020

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2020		First Quarter of Fiscal 2019
			Change
Consolidated Gross Profits	1	569.5	47.8	521.7
Net Interest Income	2	215.1	35.1	179.9
Fiduciary Income	3	13.3	(0.6)	14.0
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	156.8	22.3	134.4
Net Trading Income	6	137.8	47.5	90.2
Net Other Operating Income	7	46.5	(56.5)	103.0
General and Administrative Expenses	8	(340.4)	(12.0)	(328.4)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(41.1)	(35.8)	(5.2)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	2.1	(1.5)	3.6
Net Gains (Losses) related to Stocks	11	(12.9)	(41.1)	28.2
Equity in Income from Investments in Affiliates	12	5.8	(5.5)	11.4
Other	13	(7.5)	3.9	(11.4)

Ordinary Profits	14	175.4	(44.4)	219.8

Net Extraordinary Gains (Losses)	15	0.6	3.1	(2.4)
Income before Income Taxes	16	176.0	(41.2)	217.3
Income Taxes	17	(53.5)	(2.2)	(51.2)
Profit	18	122.5	(43.5)	166.1
Profit Attributable to Non-controlling Interests	19	(0.1)	3.4	(3.6)

Profit Attributable to Owners of Parent	20	122.3	(40.0)	162.4

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(39.0)	(37.3)	(1.6)

Credit-related Costs [21]  =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	231.7	43.4	188.2

Consolidated Net Business Profits [22] =     Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	130	11	119
Number of affiliates under the equity method	24	27	3	24

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2020				First Quarter of Fiscal 2019
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	362.4	30.4	392.9	8.0	384.9
Net Interest Income	2	184.2	6.7	191.0	28.0	162.9
Fiduciary Income	3		13.3	13.3	(0.7)	14.0
Trust Fees for Jointly Operated Designated Money Trust	4		1.0	1.0	(0.1)	1.1
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	100.4	5.6	106.0	12.2	93.8
Net Trading Income	7	53.0	0.1	53.2	18.4	34.7
Net Other Operating Income	8	24.7	4.5	29.2	(49.9)	79.1
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(202.6)	(21.1)	(223.8)	(2.6)	(221.1)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) (1)	10	159.7	9.3	169.1	5.3	163.7
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	11	123.4	4.8	128.2	27.7	100.5
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	123.4	4.3	127.7	28.0	99.6

Reversal of (Provision for) General Reserve for Losses on Loans	13	(28.3)	(0.5)	(28.8)	(20.7)	(8.1)

Net Business Profits	14	131.4	8.8	140.2	(15.3)	155.6
Net Gains (Losses) related to Bonds	15	36.2	4.5	40.8	(22.4)	63.2

Net Non-Recurring Gains (Losses)	16	(72.0)	(1.0)	(73.1)	(104.7)	31.6
Net Gains (Losses) related to Stocks	17	(60.3)	(1.1)	(61.4)	(85.7)	24.2
Expenses related to Portfolio Problems	18	(12.5)	0.0	(12.5)	(16.3)	3.7
Gains on Reversal of Reserves for Possible Losses on Loans, and others	19	1.8	—	1.8	0.6	1.2
Other	20	(1.1)	0.1	(0.9)	(3.3)	2.3

Ordinary Profits	21	59.3	7.7	67.1	(120.1)	187.2

Net Extraordinary Gains (Losses)	22	1.4	(0.0)	1.3	3.8	(2.4)
Income before Income Taxes	23	60.8	7.7	68.5	(116.3)	184.8
Income Taxes	24	(32.1)	(2.3)	(34.5)	11.8	(46.4)

Net Income	25	28.6	5.3	33.9	(104.4)	138.4

(1)  Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

(2)  Net Business Profits (before Reversal of (Provision for) General Reverse for Losses on Loans) from core business areas[11] = Net Business Profits (before Reversal of (Provision for) General Reverse for Losses on Loans)[10] – Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	(38.9)	(0.5)	(39.4)	(36.4)	(3.0)

Credit-related Costs [26] =     Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Reserve for Losses on Loans [13] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [19] + Credit Costs for Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	28	(28.3)	(0.5)	(28.8)	(20.7)	(8.1)
Losses on Write-offs of Loans	29	(4.3)	—	(4.3)	(1.3)	(3.0)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	30	(6.7)	0.0	(6.7)	(15.0)	8.3
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	31	—	—	—	(0.0)	0.0
Reversal of (Provision for) Reserve for Contingencies	32	0.5	—	0.5	0.7	(0.1)
Other (including Losses on Sales of Loans)	33	(0.1)	—	(0.1)	0.0	(0.1)
Total	34	(38.9)	(0.5)	(39.4)	(36.4)	(3.0)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2020	Change	First Quarter of Fiscal 2019
Net Gains (Losses) related to Stocks	(12.9)	(41.1)	28.2
Gains on Sales	22.2	(18.1)	40.3
Losses on Sales	(16.0)	(8.9)	(7.0)
Impairment (Devaluation)	(1.6)	2.8	(4.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(17.5)	(16.9)	(0.5)
Non-Consolidated
Aggregate Figures for the 2 Banks
	First Quarter of Fiscal 2020	Change	First Quarter of Fiscal 2019
Net Gains (Losses) related to Stocks	(61.4)	(85.7)	24.2
Gains on Sales	18.2	(17.1)	35.4
Losses on Sales	(12.5)	(5.8)	(6.6)
Impairment (Devaluation)	(49.4)	(45.4)	(4.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.2)	(0.2)	—
Gains (Losses) on Derivatives other than for Trading	(17.5)	(16.9)	(0.5)

Mizuho Bank
	First Quarter of Fiscal 2020	Change	First Quarter of Fiscal 2019
Net Gains (Losses) related to Stocks	(60.3)	(84.2)	23.9
Gains on Sales	14.1	(20.0)	34.2
Losses on Sales	(10.8)	(4.5)	(6.3)
Impairment (Devaluation)	(49.4)	(45.5)	(3.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.2)	(0.2)	—
Gains (Losses) on Derivatives other than for Trading	(13.9)	(13.9)	(0.0)

Mizuho Trust & Banking
	First Quarter of Fiscal 2020	Change	First Quarter of Fiscal 2019
Net Gains (Losses) related to Stocks	(1.1)	(1.4)	0.2
Gains on Sales	4.0	2.8	1.2
Losses on Sales	(1.6)	(1.3)	(0.3)
Impairment (Devaluation)	—	0.0	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3.5)	(3.0)	(0.5)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and other securities without a market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2020				As of March 31, 2020
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	37,837.3	1,362.4	1,634.5	272.1	33,337.6	1,171.1	1,543.6	372.4
Japanese Stocks	2,544.2	1,274.4	1,376.4	102.0	2,338.4	1,066.3	1,167.9	101.5
Japanese Bonds	19,239.4	(63.5)	24.4	87.9	15,702.5	(54.1)	30.0	84.1
Japanese Government Bonds	16,038.0	(54.2)	0.7	54.9	12,601.9	(44.0)	6.5	50.5
Other	16,053.7	151.5	233.6	82.1	15,296.6	158.8	345.6	186.7
Foreign Bonds	13,070.9	180.3	205.2	24.8	12,702.2	200.9	246.0	45.1

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	As of June 30, 2020, fair value of securities is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
As of March 31, 2020, fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*

Unrealized Gains/Losses include ¥(1.2) billion and ¥(5.1) billion, which were recognized in the statement of income for June 30, 2020 and March 31, 2020 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2020				As of March 31, 2020
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	833.1	13.7	14.3	0.5	860.2	15.0	15.4	0.3

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2020				As of March 31, 2020
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	36,263.9	1,258.6	1,474.2	215.5	31,816.7	1,033.5	1,393.5	359.9
Japanese Stocks	2,312.7	1,182.8	1,231.6	48.8	2,118.5	937.1	1,033.8	96.6
Japanese Bonds	18,909.9	(63.8)	23.6	87.5	15,413.2	(55.6)	28.4	84.0
Japanese Government Bonds	15,808.5	(53.7)	0.7	54.5	12,406.8	(44.9)	5.6	50.5
Other	15,041.2	139.6	218.8	79.1	14,284.9	152.0	331.2	179.2
Foreign Bonds	12,440.3	168.8	193.5	24.6	11,916.9	188.3	233.2	44.8
MHTB
Other Securities	978.1	77.2	88.8	11.6	911.8	63.4	78.1	14.6
Japanese Stocks	146.4	68.7	77.0	8.2	134.9	57.1	64.2	7.1
Japanese Bonds	306.7	0.2	0.7	0.4	262.3	1.5	1.5	0.0
Japanese Government Bonds	215.1	(0.4)	0.0	0.4	178.1	0.9	0.9	—
Other	525.0	8.1	11.0	2.8	514.5	4.8	12.3	7.5
Foreign Bonds	314.5	9.2	9.3	0.1	443.8	11.2	11.5	0.2
Total
Other Securities	37,242.1	1,335.9	1,563.1	227.2	32,728.5	1,097.0	1,471.7	374.6
Japanese Stocks	2,459.1	1,251.5	1,308.7	57.1	2,253.4	994.2	1,098.0	103.7
Japanese Bonds	19,216.6	(63.5)	24.4	87.9	15,675.5	(54.1)	30.0	84.1
Japanese Government Bonds	16,023.6	(54.2)	0.7	54.9	12,585.0	(44.0)	6.5	50.5
Other	15,566.2	147.8	229.9	82.0	14,799.5	156.9	343.6	186.7
Foreign Bonds	12,754.9	178.0	202.9	24.8	12,360.7	199.6	244.7	45.1

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	As of June 30, 2020, fair value of securities is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
As of March 31, 2020, fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*

Unrealized Gains/Losses include ¥(1.2) billion and ¥(5.1) billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for June 30, 2020 and March 31, 2020 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2020				As of March 31, 2020
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	833.1	13.7	14.3	0.5	860.2	15.0	15.4	0.3
MHTB	—	—	—	—	—	—	—	—
Total	833.1	13.7	14.3	0.5	860.2	15.0	15.4	0.3
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2020				As of March 31, 2020
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	135.7	197.4	198.0	0.6	135.7	151.8	153.7	1.8
MHTB	—	—	—	—	—	—	—	—
Total	135.7	197.4	198.0	0.6	135.7	151.8	153.7	1.8

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2020		As of March 31, 2020
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,363.6	187.3	1,176.3
Japanese Stocks	1,275.6	204.1	1,071.5
Japanese Bonds	(63.5)	(9.4)	(54.1)
Japanese Government Bonds	(54.2)	(10.1)	(44.0)
Other	151.5	(7.3)	158.8
Foreign Bonds	180.3	(20.6)	200.9
Non-Consolidated Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2020		As of March 31, 2020
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,337.1	234.9	1,102.2
Japanese Stocks	1,252.8	253.3	999.4
Japanese Bonds	(63.5)	(9.4)	(54.1)
Japanese Government Bonds	(54.2)	(10.1)	(44.0)
Other	147.8	(9.0)	156.9
Foreign Bonds	178.0	(21.6)	199.6

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2020			As of March 31, 2020
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses
MHBK	1,275.2	1,184.1	91.0	1,321.4	1,217.3	104.1
MHTB	72.7	80.2	(7.5)	75.1	81.8	(6.6)
Total	1,347.9	1,264.4	83.5	1,396.6	1,299.1	97.4

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Non Performing Loans based on the Financial Reconstruction Act(“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2020		As of March 31, 2020
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	77.6	18.4	59.2
Claims with Collection Risk	382.4	(1.2)	383.7
Claims for Special Attention	315.2	57.3	257.8
Sub-total[1]	775.3	74.5	700.8
Normal Claims	97,647.0	4,985.7	92,661.2
Total[2]	98,422.4	5,060.3	93,362.1

	%
NPL ratio[1]/[2]	0.78	0.03	0.75

Above figures are presented net of partial direct write-offs.

Trust Account

(Billions of yen)
	As of June 30, 2020		As of March 31, 2020
Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Sub-total[3]	—	—	—
Normal Claims	5.8	(2.9)	8.7
Total[4]	5.8	(2.9)	8.7

%
NPL ratio[3]/[4]	—	—	—

Consolidated + Trust Account

	(Billions of yen)
	As of June 30, 2020		As of March 31, 2020
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	77.6	18.4	59.2
Claims with Collection Risk	382.4	(1.2)	383.7
Claims for Special Attention	315.2	57.3	257.8
Sub-total[5]	775.3	74.5	700.8
Normal Claims	97,652.9	4,982.8	92,670.0
Total[6]	98,428.3	5,057.4	93,370.9

	%
NPL ratio[5]/[6]	0.78	0.03	0.75

Trust account represents trust accounts that guarantee principals in the agreement.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of June 30, 2020		As of March 31, 2020
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	69.1	18.0	51.0
Claims with Collection Risk	381.7	(4.7)	386.5
Claims for Special Attention	276.8	53.3	223.4
Sub-total[1]	727.7	66.7	661.0
Normal Claims	98,633.7	4,742.8	93,890.9
Total[2]	99,361.5	4,809.5	94,551.9

	%
NPL ratio[1]/[2]	0.73	0.03	0.69

Above figures are presented net of partial direct write-offs.

Mizuho Bank

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	68.7	18.1	50.6
Claims with Collection Risk	377.9	(4.7)	382.7
Claims for Special Attention	275.4	53.1	222.3
Sub-total[3]	722.1	66.4	655.6
Normal Claims	95,006.0	4,502.9	90,503.0
Total[4]	95,728.1	4,569.4	91,158.7

	%
NPL ratio[3]/[4]	0.75	0.03	0.71

Above figures are presented net of partial direct write-offs.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.4	(0.0)	0.4
Claims with Collection Risk	3.8	0.0	3.7
Claims for Special Attention	1.4	0.2	1.1
Sub-total[5]	5.6	0.2	5.3
Normal Claims	3,621.8	242.7	3,379.1
Total[6]	3,627.5	243.0	3,384.4

	%
NPL ratio[5]/[6]	0.15	(0.00)	0.15

Above figures are presented net of partial direct write-offs.

(Trust Account)

(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Sub-total[7]	—	—	—
Normal Claims	5.8	(2.9)	8.7
Total[8]	5.8	(2.9)	8.7

%
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2020		As of March 31, 2020
		Change
MHBK	131,806.7	5,469.6	126,337.0
MHTB	3,122.5	26.2	3,096.2
Total	134,929.2	5,495.9	129,433.3

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2020		As of March 31, 2020
		Change
MHBK	109,474.0	5,694.1	103,779.8
Individual deposits	45,677.1	1,516.8	44,160.3
MHTB	3,122.5	26.2	3,096.2
Individual deposits	867.8	9.6	858.2
Total	112,596.5	5,720.3	106,876.1
Individual deposits	46,545.0	1,526.4	45,018.6
Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2020		As of March 31, 2020
		Change
MHBK	85,753.4	4,882.1	80,871.2
MHTB	3,609.1	241.6	3,367.4
Total	89,362.5	5,123.8	84,238.7

Note: Loans to MHFG are included as follows:

As of June 30, 2020:    ¥790.0 billion (from MHBK)

As of March 31, 2020: ¥860.0 billion (from MHBK)

2-9

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2020 (For the three months)	Change	First Quarter of Fiscal 2019 (For the three months)
Return on Loans and Bills Discounted	1	0.72	(0.05)	0.77
Cost of Deposits	2	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.71	(0.05)	0.77
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	4	0.74	(0.05)	0.80
Loan and Deposit Rate Margin [4]-[2]	5	0.74	(0.05)	0.79

Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2020 (For the three months)	Change	First Quarter of Fiscal 2019 (For the three months)
Return on Loans and Bills Discounted	6	0.58	(0.01)	0.59
Cost of Deposits	7	0.01	(0.00)	0.01
Loan and Deposit Rate Margin [6]-[7]	8	0.56	(0.01)	0.58
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	9	0.60	(0.01)	0.62
Loan and Deposit Rate Margin [9]-[7]	10	0.59	(0.01)	0.60
(Reference) Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2020 (For the three months)	Change	First Quarter of Fiscal 2019 (For the three months)
Return on Loans and Bills Discounted	11	0.71	(0.05)	0.76
Cost of Deposits	12	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [11]-[12]	13	0.71	(0.05)	0.76
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.73	(0.05)	0.79
Loan and Deposit Rate Margin [14]-[12]	15	0.73	(0.05)	0.78

2-10

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of June 30, 2020 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥37,895,798	¥38,833,234	¥(937,436)
Call Loans	899,527	958,359	(58,832)
Receivables under Resale Agreements	7,358,053	8,599,865	(1,241,811)
Guarantee Deposits Paid under Securities Borrowing Transactions	118,226	122,001	(3,774)
Other Debt Purchased	469,285	430,330	38,955
Trading Assets	5,115,130	5,013,413	101,717
Money Held in Trust	503	503	0
Securities	38,946,280	34,372,765	4,573,515
Loans and Bills Discounted	85,753,444	80,871,269	4,882,175
Foreign Exchange Assets	1,782,247	1,966,593	(184,345)
Derivatives other than for Trading	4,631,431	5,164,666	(533,234)
Other Assets	2,868,825	2,939,258	(70,433)
Tangible Fixed Assets	829,287	843,058	(13,771)
Intangible Fixed Assets	357,260	357,432	(171)
Prepaid Pension Cost	566,042	556,273	9,768
Deferred Tax Assets	7,526	36,950	(29,423)
Customers’ Liabilities for Acceptances and Guarantees	6,442,312	6,535,786	(93,473)
Reserves for Possible Losses on Loans	(417,836)	(385,129)	(32,707)
Reserve for Possible Losses on Investments	(2,659)	(2,458)	(200)

Total Assets	¥193,620,689	¥187,214,174	¥6,406,515

Liabilities
Deposits	¥131,806,718	¥126,337,030	¥5,469,688
Negotiable Certificates of Deposit	13,026,106	12,706,349	319,757
Call Money	1,266,863	1,213,576	53,287
Payables under Repurchase Agreements	6,863,527	7,469,615	(606,087)
Guarantee Deposits Received under Securities Lending Transactions	308,091	276,869	31,222
Commercial Paper	574,286	411,089	163,197
Trading Liabilities	3,663,572	3,795,423	(131,851)
Borrowed Money	13,967,853	11,394,924	2,572,929
Foreign Exchange Liabilities	615,070	716,394	(101,324)
Bonds and Notes	1,074,305	1,100,670	(26,365)
Derivatives other than for Trading	4,519,969	4,843,165	(323,195)
Other Liabilities	2,314,940	3,175,327	(860,387)
Reserve for Bonus Payments	327	19,841	(19,513)
Reserve for Variable Compensation	1,042	765	276
Reserve for Possible Losses on Sales of Loans	231	637	(406)
Reserve for Contingencies	1,157	1,770	(612)
Reserve for Reimbursement of Deposits	24,546	25,943	(1,397)
Reserve for Reimbursement of Debentures	18,140	18,672	(532)
Deferred Tax Liabilities for Revaluation Reserve for Land	62,555	62,695	(140)
Acceptances and Guarantees	6,442,312	6,535,786	(93,473)

Total Liabilities	186,551,622	180,106,550	6,445,071

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,167	2,286,328	(161)
Capital Reserve	655,450	655,418	32
Other Capital Surplus	1,630,716	1,630,910	(194)
Retained Earnings	2,273,784	2,472,640	(198,856)
Appropriated Reserve	353,908	315,177	38,731
Other Retained Earnings	1,919,875	2,157,463	(237,587)
Retained Earnings Brought Forward	1,919,875	2,157,463	(237,587)

Total Shareholders’ Equity	5,964,016	6,163,034	(199,017)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	904,597	736,239	168,358
Net Deferred Hedge Gains (Losses), net of Taxes	62,618	71,693	(9,074)
Revaluation Reserve for Land, net of Taxes	137,834	136,655	1,178

Total Valuation and Translation Adjustments	1,105,050	944,588	160,461

Total Net Assets	7,069,067	7,107,623	(38,556)

Total Liabilities and Net Assets	¥193,620,689	¥187,214,174	¥6,406,515

2-11

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the three months ended June 30, 2020 (A)	For the three months ended June 30, 2019 (B)	Change (A) - (B)
Ordinary Income	¥567,428	¥697,946	¥(130,517)
Interest Income	313,839	433,001	(119,162)
Interest on Loans and Bills Discounted	232,261	295,113	(62,851)
Interest and Dividends on Securities	55,352	61,657	(6,305)
Fee and Commission Income	124,301	112,264	12,037
Trading Income	53,427	34,564	18,862
Other Operating Income	58,547	81,328	(22,780)
Other Ordinary Income	17,312	36,787	(19,474)

Ordinary Expenses	508,058	523,372	(15,313)
Interest Expenses	129,591	276,370	(146,778)
Interest on Deposits	48,705	127,227	(78,522)
Fee and Commission Expenses	23,851	24,019	(167)
Trading Expenses	382	—	382
Other Operating Expenses	33,838	8,815	25,023
General and Administrative Expenses	198,302	187,852	10,450
Other Ordinary Expenses	122,090	26,314	95,776

Ordinary Profits	59,370	174,574	(115,203)

Extraordinary Gains	2,830	0	2,829

Extraordinary Losses	1,388	3,290	(1,902)

Income before Income Taxes	60,812	171,283	(110,471)
Income Taxes:
Current	35,335	45,756	(10,420)
Deferred	(3,143)	(3,462)	318

Net Income	¥28,620	¥128,990	¥(100,369)

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of June 30, 2020 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,448,866	¥1,766,799	¥(317,932)
Call Loans	16,691	14,678	2,013
Guarantee Deposits Paid under Securities Borrowing Transactions	10,139	198,053	(187,914)
Other Debt Purchased	172,939	32,493	140,445
Trading Assets	162,433	169,750	(7,317)
Money Held in Trust	7,738	7,125	612
Securities	882,969	958,624	(75,654)
Loans and Bills Discounted	3,609,127	3,367,475	241,651
Foreign Exchange Assets	8,070	7,865	204
Other Assets	338,983	359,752	(20,768)
Tangible Fixed Assets	86,523	86,705	(181)
Intangible Fixed Assets	29,489	30,529	(1,040)
Prepaid Pension Cost	67,676	65,759	1,916
Customers’ Liabilities for Acceptances and Guarantees	16,333	14,755	1,577
Reserves for Possible Losses on Loans	(4,211)	(3,689)	(522)

Total Assets	¥6,853,771	¥7,076,682	¥(222,910)

Liabilities
Deposits	¥3,122,515	¥3,096,295	¥26,219
Negotiable Certificates of Deposit	547,480	664,780	(117,300)
Call Money	609,637	807,706	(198,069)
Guarantee Deposits Received under Securities Lending Transactions	414,423	289,789	124,633
Trading Liabilities	164,601	170,146	(5,545)
Borrowed Money	253,265	255,860	(2,595)
Foreign Exchange Liabilities	—	23	(23)
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,117,643	1,055,510	62,132
Other Liabilities	31,911	142,457	(110,546)
Reserve for Bonus Payments	—	2,153	(2,153)
Reserve for Variable Compensation	474	368	106
Reserve for Reimbursement of Deposits	1,840	1,907	(66)
Deferred Tax Liabilities	8,108	3,220	4,887
Acceptances and Guarantees	16,333	14,755	1,577

Total Liabilities	6,298,234	6,514,977	(216,742)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	238,003	253,465	(15,461)
Appropriated Reserve	45,647	41,484	4,163
Other Retained Earnings	192,356	211,980	(19,624)
Retained Earnings Brought Forward	192,356	211,980	(19,624)

Total Shareholders’ Equity	500,878	516,339	(15,461)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	59,882	49,981	9,901
Net Deferred Hedge Gains (Losses), net of Taxes	(5,224)	(4,615)	(608)

Total Valuation and Translation Adjustments	54,658	45,365	9,292

Total Net Assets	555,537	561,705	(6,168)

Total Liabilities and Net Assets	¥6,853,771	¥7,076,682	¥(222,910)

2-13

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	For the three months ended June 30, 2020 (A)	For the three months ended June 30, 2019 (B)	Change (A) - (B)
Ordinary Income	¥46,462	¥47,453	¥(990)
Fiduciary Income	13,388	14,096	(708)
Interest Income	9,170	9,650	(479)
Interest on Loans and Bills Discounted	5,706	6,370	(663)
Interest and Dividends on Securities	3,029	2,683	345
Fee and Commission Income	14,543	14,797	(254)
Trading Income	168	221	(53)
Other Operating Income	4,883	7,247	(2,363)
Other Ordinary Income	4,308	1,439	2,869

Ordinary Expenses	38,696	34,750	3,945
Interest Expenses	2,389	3,306	(916)
Interest on Deposits	103	199	(95)
Fee and Commission Expenses	8,915	9,171	(255)
Trading Expenses	—	0	(0)
Other Operating Expenses	353	580	(227)
General and Administrative Expenses	20,713	19,394	1,318
Other Ordinary Expenses	6,324	2,298	4,026

Ordinary Profits	7,766	12,702	(4,935)

Extraordinary Gains	—	907	(907)

Extraordinary Losses	50	63	(13)

Income before Income Taxes	7,716	13,546	(5,829)
Income Taxes:
Current	1,060	2,874	(1,814)
Deferred	1,301	1,251	50

Net Income	¥5,354	¥9,420	¥(4,065)

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of June 30, 2020 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥372,564	¥533,288	¥(160,724)
Cash Segregated as Deposits for Customers and Others	406,089	387,043	19,046
Trading Assets	7,473,818	6,461,814	1,012,003
Operating Investment Securities	35,217	33,430	1,787
Receivables Related to Margin Transactions	25,741	22,055	3,685
Collateralized Short-Term Financing Agreements-Receivable	4,270,578	4,296,231	(25,653)
Advances Paid	50	579	(528)
Securities: Fail to Deliver	10,723	12,971	(2,248)
Short-Term Loans Receivable	33,639	37,298	(3,658)
Other Current Assets	526,306	595,830	(69,523)
Less: Allowance for Doubtful Accounts	(10)	(7)	(3)
Noncurrent Assets
Property and Equipment	20,712	11,196	9,515
Intangible Assets	59,313	61,637	(2,324)
Investments and Other Assets	307,185	302,584	4,601

Total Assets	¥13,541,931	¥12,755,956	¥785,975

Liabilities
Current Liabilities
Trading Liabilities	¥5,220,103	¥5,032,193	¥187,910
Payables - Unsettled Trades	262,947	61,668	201,279
Payables Related to Margin Transactions	49,149	47,395	1,753
Collateralized Short-Term Financing Agreements-Payable	4,424,492	3,660,235	764,256
Deposits Received	380,272	350,409	29,863
Guarantee Deposits Received	362,848	370,607	(7,758)
Securities: Fail to Receive	1,167	2,029	(861)
Short-Term Borrowings	717,133	1,035,215	(318,081)
Commercial Paper	299,000	319,000	(20,000)
Bonds and Notes Due within One Year	150,449	137,358	13,090
Income Taxes Payable	1,140	3,022	(1,882)
Accrued Employees’ Bonuses	4,037	13,531	(9,494)
Provision for Variable Compensation	1,021	816	204
Provision for Bonus Point Redemption	137	487	(350)
Other Current Liabilities	28,109	53,465	(25,355)
Noncurrent Liabilities
Bonds and Notes	573,817	620,079	(46,261)
Long-Term Borrowings	137,400	135,600	1,800
Provision for Retirement Benefits	20,062	19,828	234
Other Noncurrent Liabilities	2,962	2,111	850
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,506	2,509	(3)

Total Liabilities	12,638,759	11,867,565	771,193

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	381,292	371,261	10,030
Other Retained Earnings	381,292	371,261	10,030
Retained Earnings Brought Forward	381,292	371,261	10,030

Total Shareholders’ Equity	888,108	878,078	10,030

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	24,830	20,066	4,764
Net Deferred Gains or Losses on Hedges, net of Tax	(9,766)	(9,754)	(12)

Total Valuation and Translation Adjustments	15,063	10,312	4,751

Total Net Assets	903,172	888,390	14,782

Total Liabilities and Net Assets	¥13,541,931	¥12,755,956	¥785,975

2-15

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	For the three months ended June 30, 2020 (A)	For the three months ended June 30, 2019 (B)	Change (A) - (B)
Operating Revenues	¥83,434	¥74,896	¥8,537
Commissions	39,308	34,070	5,238
Net Gain on Trading	28,761	20,401	8,360
Net Gain on Operating Investment Securities	305	1,293	(987)
Interest and Dividend Income	15,058	19,132	(4,074)

Interest Expenses	11,666	16,759	(5,093)

Net Operating Revenues	71,768	58,137	13,630

Selling, General and Administrative Expenses	58,966	55,177	3,789
Transaction-Related Expenses	15,512	12,635	2,877
Personnel Expenses	21,778	19,418	2,359
Real Estate Expenses	5,225	6,040	(814)
Administrative Expenses	9,524	10,366	(842)
Depreciation and Amortization	5,045	4,561	484
Taxes and Dues	1,237	1,264	(27)
Provision of Allowance for Doubtful Accounts	(3)	(20)	16
Other	645	909	(264)

Operating Income	12,801	2,960	9,841

Non-Operating Income	2,632	2,863	(231)
Non-Operating Expenses	32	57	(24)

Ordinary Income	15,401	5,766	9,634

Extraordinary Gain	6,655	181	6,473

Extraordinary Loss	740	261	479

Income before Income Taxes	21,315	5,686	15,629
Income Taxes:
Current	136	34	102
Deferred	3,591	934	2,656

Net Income	¥17,587	¥4,717	¥12,870

2-16